FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending May 26, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 26, 2004                                        By:Victoria Llewellyn
                                                             ------------------
                                                             Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

Issued -   Wednesday 26 May 2004, London, UK & Basel, Switzerland
- LSE Announcement


 SUPPLEMENTAL NEW DRUG APPLICATION FOR ONCE-MONTHLY BONIVA(TM)
                   IN OSTEOPOROSIS SUBMITTED TO FDA



Roche [ROG.VX] and GlaxoSmithKline plc [LSE and NYSE: GSK] announced today the submission of a supplemental new drug application (sNDA) with the U.S. Food and Drug Administration (FDA) for a novel, once-monthly oral formulation of its bisphosphonate, Boniva(TM) tablets (ibandronate sodium), for the treatment and prevention of postmenopausal osteoporosis. The FDA approved the once-daily formulation in May 2003, and the companies have been exploring more convenient dosing options before launching the product.

"Boniva is expected to be the first once-monthly treatment for osteoporosis, offering better convenience and potentially enhanced compliance to patients," commented William M. Burns, Head of Roche's pharmaceuticals division. "We plan to file once-monthly oral Bonviva(R) in Europe later this year."

In December 2001, Roche and GSK announced that they would co-develop and co-promote Boniva for the treatment and prevention of postmenopausal osteoporosis in all countries, except Japan. The Roche/GSK collaboration provides expertise and commitment to bring new osteoporosis therapies to market as quickly as possible.

S M Bicknell
Company Secretary
26th May 2004


About Roche:

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About GSK:
GSK, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, visit GSK on the World Wide Web at www.gsk.com


Notes to Editors:
Boniva(TM)is the US tradename.  Bonviva(R)is the European tradename.



GlaxoSmithKline Enquiries:

UK Media enquiries:                    Martin Sutton            (020) 8047 5502
                                       David Mawdsley           (020) 8047 5502
                                       Chris Hunter-Ward        (020) 8047 5502

European Analyst/Investor enquiries:   Duncan Learmouth         (020) 8047 5540
                                       Anita Kidgell            (020) 8047 5542
                                       Philip Thomson           (020) 8047 5543

Roche Enquiries:

European Media enquiries:              Roche Group Media Office +41 61 688 8888
European Analyst/Investor enquiries:   Karl Mahler              +41 61 687 8503